Filed Pursuant to Rule 253(g)(2)

File No. 024-11674

Offering Circular Supplemental No. 2

Cardone REIT I, LLC

(the “Company”)

Supplemental No. 2 Dated April 1, 2022

to the Offering Circular dated October 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of Cardone REIT I, LLC (“we”, “our” or “us”), dated October 29, 2021, and as previously supplemented by Supplemental No. 1 (dated November 5, 2021), each of which was filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

The purpose of this supplement is to:

•	Update the minimum investment requirement for each subscriber from $1,000 or one (1) Unit to $5,000 or five (5) Units.

The following information supersedes and replaces the second-to-last sentence of the second paragraph on the cover page of the Offering Circular:

The minimum investment requirement from any Subscriber is $5,000.

The following information supersedes and replaces the first Q&A item on page 9 of the Offering Circular:

Q: What is the minimum investment amount allowed?

A: $5,000.

The following information supersedes and replaces the fourth-to-last sentence of the last paragraph on page 35 of the Offering Circular:

The purchase price for the Class A Interests is $1,000 per Unit, with a minimum purchase of (5) five Units.

The following information supersedes and replaces the first sentence of the first paragraph on page 37 of the Offering Circular:

The minimum accepted from any Subscriber is $5,000.